

GLOBEX

(GMX - TSX)



Interim Report

Three months ended March 31, 2003

Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec J9X 2J3
Tel.: (819) 797-5242 Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Loss and Deficit

(expressed in Cdn. dollars) (unaudited)

	Three months ended March 31 2003	2002
Revenues		
Interest income	$ 890	$ 33
Gain on sale of marketable securities	17,933	14,792
Other	-	518
	18,823	15,343
Expenses		
Amortization	1,389	2,177
Exploration expenses and abandoned claims written off	47	1,519
Loss on sale of mining properties	40,823	-
Office and general	36,163	26,106
Professional fees	32,535	26,745
Transfer agent fees	2,281	2,269
Travel and automotive	5,033	3,218
	118,271	62,034
Net loss for the period	(99,448)	(46,691)
Deficit - beginning of period	(31,934,868)	(31,648,009)
Deficit - end of period	$ (32,034,316)	$ (31,694,700)
Net loss per share - basic	$ (0.008)	$ (0.004)
Net loss per share - fully diluted	$ (0.007)	$ (0.003)

Interim Consolidated Balance Sheets

(expressed in Cdn. dollars) (unaudited)

	As at March 31 2003	As at December 31 2002
Assets		
Current		
Cash	$ 43,145	$ 80,913
Marketable securities	58,719	108,797
Accounts receivable	28,288	9,877
Prepaid expenses	8,560	823
	138,712	200,410
Reclamation bonds	195,706	204,515
Capital assets	20,929	22,019
Mining properties and deferred exploration expenses	1,491,609	1,521,315
	$ 1,846,956	$ 1,948,259
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 31,931	$ 34,411
Shareholders' Equity		
Share capital		
Common shares Authorized - unlimited Issued - 13,191,936 (2002 - 13,189,436)	33,849,341	33,848,716
Deficit	(32,034,316)	(31,934,868)
	1,815,025	1,913,848
	$ 1,846,956	$ 1,948,259

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

(expressed in Cdn. dollars) (unaudited)

	Three months ended March 31 2003	2002
Cash Realized From (Used For)		
Operating Activities		
Net loss for the period	$ (99,448)	$ (46,691)
Non cash item - amortization	1,389	2,177
Change in operating working capital	21,449	45,036
	(76,610)	522
Financing Activities		
Share capital	625	-
Investing Activities		
Deferred exploration expenses	16,335	(2,722)
Mining properties	13,372	82
Reclamation bonds	8,809	-
Capital assets	(299)	-
	38,217	(2,640)
Cash realized	(37,768)	(2,118)
Cash - beginning of period	80,913	20,207
Cash - end of period	$ 43,145	$ 18,089

Interim Consolidated Statements of Deferred Exploration Expenses

(expressed in Cdn. dollars) (unaudited)

	Three months ended March 31 2003	2002
Current Expenses		
Mining property tax	$ 7,315	$ 1,434
Consulting	1,840	-
Geophysics	800	970
Reports and maps	81	2,261
Geologist	-	11,787
Laboratory analysis	-	4,526
Casual labour	-	1,871
Transport costs	-	347
Total current expenses	10,036	23,196
Deferred expenses beginning of period	1,206,287	1,296,746
Sales and grants	(26,323)	(18,955)
Exploration expenses written off	(47)	(1,519)
Deferred expenses end of period	$ 1,189,953	$ 1,299,468

GLOBEX MINING ENTERPRISES INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2003 (UNAUDITED)

1. Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the recent annual consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three month periods ended March 31, 2003 and 2002.

2. Share Capital

During the period ended March 31, 2003, 2,500 share options were exercised for a total consideration of $625.

3. Related Party Transactions

During the period, the Company made payments to a shareholder and a company controlled by a shareholder for management services, accounting services, office and storage totalling $22,500. The Company also received management fee income from wholly owned companies totalling $3,000. These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the parties.